Exhibit 3.57
Amended Article III, Section 1
of the
By-Laws of Hayes Lemmerz International — Kentucky, Inc.
ARTICLE III, Section 1. Number of Directors. As set forth in the Certificate of Incorporation, the number of directors shall not be less than one with the exact number to be established from time to time by resolution of the sole stockholder. As of the date hereof, the Board of Directors shall consist of one member, Patrick C. Cauley, until changed as provided herein.

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